Exhibit 99.1

NEWS RELEASE

YAMANA GOLD REPORTS THIRD QUARTER 2007 RESULTS: RECORD REVENUE AND
MINE OPERATING EARNINGS

Toronto, Ontario, November 7, 2007 - YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE: YAU) is pleased to announce its financial and operating results for the quarter ended September 30, 2007.  All dollar amounts are expressed in US dollars unless otherwise specified.

Third Quarter Highlights from the period of July 1, 2007 to September 30, 2007 include the following:

Operational
•
Total production of 131,366 ounces of gold for the quarter an increase of 48% over the comparative quarter ended September 30, 2006 and an increase of 13% over the quarter ended June 30, 2007.  Total production of 367,816 ounces on a year to date basis.

•	Average cash costs of $(339) per ounce after by-product credits and on a co-product basis $322 per ounce of gold (excluding the Fazenda Nova Mine) and $0.71 per pound of copper.
•	Chapada attained record production of gold and copper at 49,716 ounces and 33 million pounds respectively with mine operating earnings of $112.7 million.
•	Total concentrate production from Chapada of 54,268 tonnes for the quarter up from 50,304 tonnes in the second quarter of 2007.
•	Continued development plan at Jacobina focusing on the Canavieiras Mine development with two ramps to accelerate development.
•
Received positive feasibility and scoping studies for the QDD and AIM deposits of Gualcamayo and the formal approval for its Gualcamayo Environmental Assessment report. Production is expected to begin in mid-2008.

Financial
•	Record quarterly sales of $199.7 million, an increase of 297% over the comparative quarter ended September 30, 2006 and an increase of 9% over the preceding quarter ended June 30, 2007.
•	Mine operating earnings of $124.9 million for the quarter, an increase of 1,216% over the comparative quarter ended September 30, 2006 and 17% over the preceding quarter ended June 30, 2007.
•	Adjusted earnings for the quarter of $91.9 million before income tax and $71.5 million after income tax effects representing $0.20 per share.
•
Net earnings for the quarter of $30.0 million or $0.08 per share (the primary difference between accounting net earnings and adjusted net earnings is non-cash mark-to-market copper hedge losses which assumes continued high prices for copper at the time of future settlement and which would have a meaningful positive impact on revenues and earnings for non-hedged copper at that time).

•	Cash flow from operations of $105.0 million before changes in non-cash working capital, representing $0.30 per share.
•
Cash balance of $66.9 million as at September 30, 2007. Accounts receivable of $129.8 million as at September 30, 2007 of which $78.8 million has been received subsequent to the quarter end and $18.2 million is collectable by mid-November and will further increase available cash.

•	Declared further quarterly dividend of $0.01 per share.

    Exploration
•	Continued exploration efforts with significant exploration successes.
•
Received a scoping study for the Amelia Inês and Magdalena (AIM) deposits with work to date indicating that the deposits are higher grade, larger than initially projected, remain open for expansion and are expected to provide a larger and more significant contribution to the Gualcamayo project than was originally contemplated.

•	Resources expected to increase at Jacobina as exploration and development continues.

Other
•	Closed on a definitive business combination agreement with Northern Orion Resources Inc. and Meridian Gold Inc. subsequent to quarter end.
•	Obtained credit facility of up to $700 million subsequent to the quarter end.
•
Entered into copper forward contracts at a weighted average forward price of $2.97 per pound of copper on a total of 124.9 million pounds of copper for 2008, 2009 and 2010 and $2.37 per pound of copper on a total of 35 million pounds of copper for 2011.

“During this quarter we continued to grow production in an environment of extremely robust commodity prices and delivered positive earnings and cash flow results,” said Peter Marrone, chairman and chief executive officer of Yamana Gold Inc.  “With the recent acquisition of Northern Orion and Meridian Gold, we now have seven producing mines, including two major expansions, five development stage projects and what is probably the best exploration portfolio in all of Central and South America. This extensive pipeline underpins our recently announced strategic plan to organically grow production to a sustainable 2.2 million ounces of gold by 2012 while continuing to provide shareholders with superior leverage to the gold price and increased growth in cash flow and earnings.”

Strategic Plan and Outlook

The Company’s strategic plan, previously announced on October 18, 2007, is focused on organic growth initially targeting production of 1.2 million ounces of gold in 2008 and progressively increasing to a sustainable level of 2.2 million ounces of gold starting in 2012. Production at these levels will be driven from enhancements, expansions, improvements and development of existing assets. Exploration successes from the Company’s robust exploration portfolio will support and supplement these levels.  Assuming positive feasibility studies for its advanced exploration stage projects, the Company expects capital investments over the next four years to be in the range of $1 to 1.3 billion.

The Company owns seven producing mines, two of which are undergoing expansion, five development stage projects and an extensive exploration portfolio in the Americas. The Company’s mining approach is to target low cost of production both before and particularly after by-product credits.

Financial and Operating Summary

Net earnings for the quarter were $30.0 million compared to a loss for the comparative quarter ended September 30, 2006 of $12.1 million, representing an improvement of $42.1 million. Net earnings on a year to date basis were $110.1 million compared to a loss of $76.3 million for the nine months ended September 30, 2006, representing an improvement of $186.4 million.  The increase in earnings is primarily due to commencement and ramp up of operations at the Chapada Mine since the beginning of this year.

Net earnings for the quarter and nine months ended September 30, 2007 included certain non-cash and non-recurring charges in respect of stock-based compensation, foreign exchange gains or losses, unrealized losses on derivatives, loss on impairment of the Fazenda Nova Mine, non-production costs during business interruption (sill pillar failure costs), a future income tax expense on foreign currency translation of inter corporate debt and a provision for losses on certain tax credits.  The largest adjustment item is the mark-to-market on the copper derivatives which is a non-cash and non-realized loss.  This assumes continued high prices for copper at the time of future settlement which would have a meaningful positive impact on revenues and earnings for the non-hedged copper at that time and is a result of the Company not being able to apply hedge accounting for its copper derivatives given that copper is contained in concentrate.

Earnings adjusted for these non-cash and non-recurring items was $91.9 million before income tax effects and $71.5 million after income tax effects for the quarter ended September 30, 2007 compared to $4.7 million after tax for the comparative quarter representing an increase of $1,421%.

Both basic and diluted earnings per share were $0.08 for the quarter.  Basic earnings per share was $0.31 and diluted earnings per share was $0.30 for the nine month period ended September 30, 2007.  This compares to a basic and diluted loss per share of $0.04 and $0.30 for the comparative periods ended September 30, 2006, respectively.

Earnings per share for the quarter adjusted for certain non-cash and non-recurring items were $0.20 per share. This compares to adjusted earnings per share of $0.02 for the comparative quarter ended September 30, 2006, and $0.22 per share for the quarter ended June 30, 2007.

Revenue for the quarter was $199.7 million, an increase of 9% over the preceding quarter and an increase of 297% over the comparative quarter ended September 30, 2006. Revenue on a year to date basis was $528.5 million, an increase of 384% over the comparative nine month period ended September 30, 2006.

Revenue for the quarter included sales from 128,056 ounces of gold and 33.0 million pounds of copper.  Revenue for the nine months includes sales of 370,777 ounces of gold and 88.6 million pounds of copper.  Revenue for the comparative three and nine month period ended September 30, 2006 included sales from 82,602 and 180,702 ounces of gold, respectively.

The Company’s average net realized gold price during the quarter was $686 per ounce, an increase of 12% from an average net realized price of $615 per ounce during the comparative quarter ended September 30, 2006.  This compares to an average spot price for the quarter of $681 per ounce.  On a year to date basis, the company has realized an average net gold sale price of $666 per ounce consistent with the average spot price for the period.

Mine operating earnings were $124.9 million and $308.0 million for the quarter and nine months ended September 30, 2007, respectively. Mine operating earnings for the nine months include earnings from all existing mines.  Mine operating earnings for the comparative nine months were $26.2 million and included earnings from the Fazenda Brasileiro Mine, the Fazenda Nova Mine and the San Andrés Mine and Jacobina Mines as of the date of acquisition and earnings for two months at São Francisco.

A total of 131,366 ounces were produced during the quarter up from 115,843 ounces for the quarter ended June 30, 2007.  On a year to date basis, the Company produced 367,816 ounces of gold. A total of 88,781 ounces and 201,147 ounces of gold were produced by the Company’s mines during the comparative quarter and nine month period ended September 30, 2006.

Additionally, production for the quarter and the nine months ended September 30, 2007 included 33.5 million pounds of copper within 54,628 tonnes of concentrate and 92.4 million pounds of copper within 149,362 tonnes of concentrate, respectively.  For the quarter ended June 30, 2007 copper production amounted to 31.5 million pounds within 50,304 tonnes of concentrate.

Average cash costs for the quarter net of by-product credits were $(339) per ounce compared to $337 per ounce for the comparative quarter ended September 30, 2006.  Average cash costs for the nine months ended September 30, 2007 were $(292) per ounce compared to $329 for the comparative nine months ended September 30, 2006.  Cash costs for the three and nine month periods ended September 30, 2007 for the Fazenda Nova Mine are not reflective of ongoing operations as Fazenda Nova operations have been discontinued. Average cash costs for the quarter excluding Fazenda Nova were $(342) per ounce.  On a co-product basis cash costs for the quarter were $0.71 per pound of copper and $322 per ounce of gold (excluding Fazenda Nova).

The Company recorded a non-recurring loss from non-production costs during business interruption of $13.2 million year-to-date as a result of sill pillar failures at its Jacobina Mine during the first quarter. The Company has filed an insurance claim with respect to these business interruption losses. Any insurance recovery will be credited to net earnings in the period that the claim is settled with the insurance company.

Inventory as at September 30, 2007 was $68.7 million and is comparable to that of the preceding quarter ended June 30, 2007 of $62.3 million.  This compares to $51.3 million as at December 31, 2006.

Cash as at September 30, 2007 was $66.9 million compared to $89.0 million as at June 30, 2007 and $69.7 million as at December 31, 2006.  The decrease in cash is due to capital investments in property, plant and equipment, mining interests and our construction projects. As at September 30 2007, the Company had accounts receivables in the amount of $129.8 million, compared to $72.1 million as at June 30, 2007 and $6.0 million as at December 31, 2006. The increase in accounts receivable is due to concentrate receivables as at the quarter end from Chapada Mine sales and is ordinary course as it is dependent on the timing of shipments and as production increases at the Chapada Mine and concentrate sales increase accordingly.

Working capital as at September 30, 2007 was $159.4 million compared $76.3 million as at December 31, 2006 and $120.6 million as at June 30, 2007.  The increase in working capital is primarily related to the start up of operations at the Chapada Mine and the increase of sales accordingly.

Cash flow from operations before changes in non-cash working capital items was $105.0 million for the quarter compared to $14.6 million for the comparative quarter ended September 30, 2006 and $90.9 million for the second quarter of 2007. Cash flow from operations before changes in non-cash working capital items was $264.8 million for the nine month period ended September 30, 2007 compared to $37.5 million for the comparative nine month period ended September 30, 2006. The increase in cash flow from operations for the three and nine months is primarily due to start-up of operations at the Chapada Mine.

General and administrative expenses were $11.9 million and $30.8 million for the three and nine month periods, respectively.  This compares to $5.1 million and $13.7 million for the comparative three and nine month periods ended September 30, 2006 and $10.7 million for the second quarter of 2007. The increase in general and administrative expenses reflects the Company’s growth from operations and acquisitions and the growing infrastructure to support its production growth.

The Company recorded unrealized derivative losses of $50.8 million and $79.5 million for the three and nine months ended September 30, 2007, respectively.  These unrealized losses consist principally of mark-to-market gains and losses on copper commodity contracts.  The spot copper price has declined subsequent to the quarter, from $3.70 per pound as at September 30, 2007 to $3.42 as at November 2, 2007.  A change of this magnitude would totally reverse the third quarter unrealized loss.

Conference Call

A conference call and audio webcast has been scheduled for November 8, 2007 at 11:00 a.m. EST to discuss the third quarter results.

Conference Call Information:

Toll Free (North America):	866-542-4236
International:	416-641-6125
Participant Audio Webcast:	www.yamana.com

Conference Call REPLAY:

Replay Call:	416-695-5800 Passcode 3239999 #
Replay Toll Free Call:	800-408-3053 Passcode 3239999#

The conference call replay will be available from 1:20 p.m. EST on November 8, 2007 until 11:59 p.m. EST on November 15, 2007.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties and land positions in Brazil, Argentina and Central America.  With the purchase of Meridian Gold, the Company now also owns mines and properties in Chile, Mexico and the United States. Yamana is producing gold at intermediate company production levels in addition to significant copper production. Yamana’s management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

For further information, contact:

Jodi Peake
Vice President, Public & Investor Relations
(416) 815-0220
Email: investor@yamana.com
www.yamana.com

Yamana Gold Inc.
Summarized Quarterly Data
(thousands of United States dollars, except where noted, unaudited)

	For the Three Months ended		For the Nine Months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006

Financial
Operating cash flow before changes in working capital	$104,978	$14,603	$264,817	$37,516

Operating cash flow per share	$0.30	$0.05	$0.75	$0.15

Adjusted earnings	$71,461	$4,690	$195,169	$19,002

Adjusted earnings per share	$0.20	$0.02	$0.55	$0.07
Weighted average number of Common shares (in thousands)	355,378	293,272	354,208	256,201
Outstanding basic (in thousands	355,737	293,685	355,737	293,685

Net Earnings (loss)	29,950	(12,085)	110,136	(76,304)

Basic earnings per share basic	$0.08	$(0.04)	$0.31	$(0.30)

Production Statistics

	Three months ended					Nine months ended
	September 30, 2007			September 30, 2006		September 30, 2007		September 30, 2006

	Production (oz.)	Cash costs per oz. (a non-GAAP measure)		Production (oz.)	Cash costs per oz. (a non-GAAP measure)	Production (oz.)	Cash costs per oz. (a non-GAAP measure)	Production (oz.)	Cash costs per oz. (a non-GAAP measure)

Gold Production
Brazil

Chapada (i)	49,716		$(1,560)	-	$-	132,697	$(1,494)	-	$-

São Francisco	27,271		$390	20,789	$314	83,520	$352	20,789	$314
Jacobina	17,289		$544	19,321	$317	35,812	$499	41,654	$325
Fazenda		$		18,569	$356	65,462	$363	55,970	$347
Brasileiro	24,086		$351
Fazenda Nova	498		$368	6,548	$306	6,926	$551	21,990	$290

Total Brazil	118,860		$(411)	65,227	$326	324,417	$(381)	140,403	$327

Central America
San Andrés	12,506		$346	14,685	$386	43,399	$(381)	38,494	$339

Commercial Production	131,366		$(339)	79,912	$337	367,816	$(292)	178,897	$329

Pre-commercial Production
São Francisco	-		$-	8,869	$-	-	$-	22,250	$-

Pre-acquisition Production
Jacobina	-		-	-	-	-	-	18,974	-
San Andrés	-		-	-	-	-	-	13,987	-

Post acquisition production from operations – La Libertad	-		-	-	-	-	-	12,721	-

TOTAL GOLD PRODUCTION	131,366		$-	88,781	$-	367,816	$-	246,829	$-

Concentrate (tonnes) Chapada	54,628					149,362
			-	-	-		-	-	-

Copper contained in concentrate (million lbs)
Chapada	35.5		-	-	-	92.4	-	-	-

(i)	Chapada cash costs on a co-product basis for the periods ended September 30, 2007

	Three Months	Nine Months
Gold	$188	$194
Copper	$0.71	$0.70

	For the three months ended		For the nine months ended

Operating Statistics	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006

CHAPADA

Production
Ore mined (tonnes)	4,174,786	-	12,900,704	-
Ore milled (tonnes)	3,256,283	-	9,956,108	-

Ore grade Gold	0.64g/t	-	0.59g/t
Ore grade Copper	0.52%	-	0.50%	-

Concentrate (tonnes)	54,628	-	149,362	-
Gold contained in concentrate (ounces)	49,716	-	132,697	-
Copper contained in concentrate (pounds)	33.5 million	-	92.4 million	-

Concentrate grade - gold	28.3g/t	-	27.6g/t	-
Concentrate grade - copper	27.8%	-	28.1%	-

Gold recovery rate	73.7%	-	73.1%	-
Copper recovery rate	89.0%	-	87.2%	-

Sales
Concentrate (tonnes)	55,773	-	152,571	-
Payable gold contained in concentrate (ounces)	48,133	-	129,283	-
Payable copper contained in concentrate	33.0 million	-	88.6 million	-

Cash costs per ounce produced	$(1,560)	-	$(1,494)	-

SÃO FRANCISCO MINE

Gold production - pre-commercial (ounces)	-	8,869	-	22,250
Gold production - commercial (ounces)	27,271	20,789	83,520	20,789
Total gold production (ounces)	27,271	29,658	83,520	43,039

Gold sales (ounces)	23,114	21,828	83,616	21,828

Cash costs per ounce produced	$390	$314	$352	$314

Ore Grade	0.61g/t	0.58g/t	0.55g/t	0.58g/t
Full recovery rate (ii)	-	-	77%	-
Ore Recovery rate (i)	61.0%	(i)	69.1%	(i)
Ore mined (tonnes)	2,072,564	1,892,474	5,807,938	3,665,089

(i) Recovery cycle not complete
(ii) Full recovery rate represents the recovery rate over the leaching cycle (iii) São Francisco commenced commercial production August 1, 2006

JACOBINA

Gold production (ounces)	17,289	19,321	35,812	41,654
Gold sales (ounces)	15,335	20,221	34,462	44,235

Cash costs per ounce produced	$544	$317	$499	$325

Ore Grade	1.79g/t	1.72g/t	1.71g/t	1.88g/t
Ore Recovery rate	94.7%	93.6%	94.8%	93.6%
Ore mined (tonnes)	321,058	333,649	689,142	638,291
Ore milled (tonnes)	317,430	372,790	685,514	737,728

(i) At September 30, 2006 production statistics from the date of acquisition of April 15, 2006

SAN ANDRÉS

Gold production (ounces)	12,506	14,685	43,399	38,494
Gold sales (ounces)	12,798	14,578	45,973	38,224

Cash costs per ounce produced	$346	$386	$365	$339

Ore Grade	0.69g/t	0.63g/t	0.59g/t	0.70g/t
Ore Recovery rate	152.1%	89.3%	104.1%	88.5%
Ore mined (tonnes)	347,875	900,727	2,180,581	2,630,583

FAZENDA BRASILEIRO MINE

Gold production (ounces)	24,086	18,569	65,462	55,970
Gold sales (ounces)	26,940	19,835	68,731	54,747

Cash costs per ounce produced	$351	$356	$363	$347

Ore Grade	3.01g/t	2.54g/t	2.80g/t	2.57g/t
Ore Recovery rate	95.1%	93.0%	94.3%	91.5%
Ore mined (tonnes)	259,780	247,518	779,868	737,285
Ore milled (tonnes)	261,960	244,038	769,979	740,788

FAZENDA NOVA MINE

Gold production (ounces)	498	6,548	6,926	21,990
Gold sales (ounces)	1,736	6,140	8,712	21,668

Cash costs per ounce produced	$368	$306	$551	$290

Ore Grade	(i)	0.63g/t	0.48g/t	0.67g/t
Ore Recovery rate	(i)	70.0%	98.3%	72.4%
Ore mined (tonnes)	(i)	477,211	424,396	1,399,451

(i) Fazenda Nova ceased mining in May 2007

YAMANA GOLD INC.
Consolidated Balance Sheets
As at
(In thousands of US Dollars; unaudited)

	September 30, 2007	December 31, 2006

Assets
Current
Cash and cash equivalents	$66,944	$69,680
Accounts receivable	129,780	6,036
Advances and deposits	39,729	24,244
Inventory	68,659	51,252
Income taxes recoverable	14,013	2,248
Current portion of derivative related assets	9,110	-

	328,235	153,460
Capital
Property, plant and equipment	380,629	134,792
Assets under construction	16,698	224,650
Mineral properties	1,578,971	1,496,732

	1,976,298	1,856,174

Other
Available-for-sale securities	23,354	28,009
Share purchase warrants held	254	313
Derivative related assets	8,434	-
Other assets	51,239	34,452
Future income tax assets	74,181	53,784
Goodwill	55,000	55,000

	212,462	171,558

	$2,516,995	$2,181,192

Liabilities
Current
Accounts payable	$55,953	$39,467
Accrued liabilities	21,689	10,722
Income taxes payable	28,685	3,922
Current portion of derivative related liabilities	62,143	21,163
Current portion of long term liabilities	341	1,927

	168,811	77,201
Long term
Asset retirement obligation	26,373	18,720
Derivative related liabilities	59,882	23,260
Future income tax liabilities	384,009	328,372
Long term liabilities	19,321	17,049

	489,585	387,401

	658,396	464,602

Shareholders' Equity
Capital Stock
Issued and outstanding 355,737,057 common shares
(December 31, 2006 - 344,595,212 shares)	1,720,997	1,619,850
Shares to be issued	-	42,492
Share purchase warrants	72,902	73,004
Contributed surplus	40,266	61,578
Accumulated other comprehensive income	5,014	-

Retained earnings (deficit)	19,420	(80,334)

	1,858,599	1,716,590

	$2,516,995	$2,181,192

YAMANA GOLD INC.
Consolidated Statements of Operations
For the Periods Ended
(In thousands of US Dollars except for share and per share amounts; unaudited)

	For the three months ended		For the nine months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006

Revenues	$199,693	$50,299	$528,493	$109,256
Cost of sales	(58,800)	(31,752)	(179,755)	(63,811)
Depreciation, amortization and depletion	(15,435)	(8,888)	(39,539)	(18,802)
Accretion of asset retirement obligations	(522)	(167)	(1,229)	(490)

Mine operating earnings	124,936	9,492	307,970	26,153

Expenses
General and administrative	(11,924)	(5,057)	(30,833)	(13,740)
Foreign exchange (loss) gain	(331)	540	(7,026)	6,133
Stock-based compensation	(137)	(761)	(698)	(38,301)
Other losses	(5,305)	–	(17,997)	–

Operating earnings (loss)	107,239	4,214	251,416	(19,755)

Investment and other business income	1,003	1,200	6,019	4,251
Interest and financing expense	(3,929)	(1,650)	(9,548)	(27,376)
Realized loss on derivatives	(9,061)	–	(9,061)	–
Unrealized loss on derivatives	(50,786)	(16,716)	(79,485)	(37,002)
Loss on assets held for sale	–	–	–	(2,186)

Earnings (loss) before income taxes	44,466	(12,952)	159,341	(82,068)

Income tax (expense) recovery	(14,516)	867	(49,205)	5,764

Net earnings (loss)	$29,950	$(12,085)	$110,136	$(76,304)

Basic earnings (loss) per share	$0.08	$(0.04)	$0.31	$(0.30)

Diluted earnings (loss) per share	$0.08	$(0.04)	$0.30	$(0.30)

Basic weighted average number of shares outstanding (in thousands)	355,378	293,272	354,208	256,201

Diluted weighted average number of shares outstanding (in thousands)	365,519	293,272	366,554	256,201

YAMANA GOLD INC.
Consolidated Statements of Cash Flows
For the Periods Ended
(In thousands of US Dollars; unaudited)

	For the three months ended		For the nine months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Operating Activities

Net earnings for the period	$29,950	$(12,085)	$110,136	$(76,303)
Asset retirement obligations realized	(281)	(41)	(1,141)	(259)
Non-operating financing fee	-	-	-	5,000
Items not involving cash
Depreciation, amortization and depletion	15,435	8,888	39,539	19,729
Stock-based compensation	137	761	698	38,300
Future income taxes	2,261	(451)	12,937	(8,107)
Accretion of asset retirement obligations	522	167	1,229	504
Unrealized foreign exchange	4,960	-	14,119	-
Unrealized loss on derivatives	50,786	16,716	79,485	37,002
Impairment of the Fazenda Nova Mine and other asset write-offs	-	-	1,821	-
(Recovery) provision for losses on inventory	(467)	1,553	3,871	1,543
Financing charge	-	-	-	19,744
Other	1,675	(905)	2,123	363

	104,978	14,603	264,817	37,516

Net change in non-cash working capital	(49,624)	(36,922)	(116,745)	(44,631)

	55,354	(22,319)	148,072	(7,115)
Financing Activities
Issue of common shares, options and warrants for cash (net of issue costs)	2,348	2,384	25,567	213,835
Dividends paid	(3,301)	-	(10,519)	-
Settlement of derivatives	(4,177)	-	(8,639)	-
Deferred financing charges	486	-	(48)	(224)
Repayment of notes payable and long term liabilities	(806)	(1,016)	(2,090)	(119,151)

	(5,450)	1,368	4,271	94,460

Investing Activities
Expenditures on mineral properties	(26,819)	(16,992)	(67,737)	(36,365)
Acquisition of property, plant and equipment	(21,818)	(6,905)	(53,152)	(14,855)
Expenditures on assets under construction	(13,896)	(17,567)	(16,461)	(111,201)
Deferred business development expenses	(6,294)	-	(6,294)	-
Proceeds on disposition of assets	737	-	737	-
Cash acquired on business combinations (net of costs)	-	423	(848)	13,037
Other assets	(3,282)	(9,622)	(14,333)	(18,861)

	(71,372)	(50,663)	(158,088)	(168,245)

Effect of foreign exchange on non-US dollar denominated cash and cash equivalents	(544)	-	3,009	-

Decrease in cash and cash equivalents	(21,468)	(71,614)	(5,745)	(80,900)

Cash and cash equivalents, beginning of period	88,956	142,347	69,680	151,633

Cash and cash equivalents, end of period	$66,944	$70,733	$66,944	$70,733

Cash and cash equivalents are comprised of the following:
Cash at bank	$49,639	$33,700	$49,639	$33,700
Bank term deposits	17,305	37,033	17,305	37,033

	$66,944	$70,733	$66,944	$70,733

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “forward-looking information” under applicable Canadian securities laws.  Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include possible variations in ore grade or recovery rates, fluctuating metal prices, prices for sulphiric acid and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life of Chapada, availability of a local market for the sale of sulphiric acid, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change.  The reader is cautioned not to place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES
This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES
Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Mineral resources are not mineral reserves and have not demonstrated economic viability.  Other than as disclosed, the effective date, details of key assumptions, parameters and methods used in the foregoing estimates and other information is disclosed in the Annual Information Form of Yamana for the year ended December 31, 2006 available under Yamana’s profile at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein.